Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

August 8, 2007

VIA FAX ONLY

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 7010
100 F. Street, NE
Washington, D.C. 20549

Attention: Ms. Donna Levy

Re:	Colombia Goldfields Ltd. (the “Company”) Amendment No. 2 Registration Statement on Form SB-2 Filed July 18, 2007 File No. 333-142249

Dear Ms. Levy,

With respect to our telephone conversation yesterday regarding the Company’s Amendment No. 2 Registration Statement on Form SB-2, we have updated the information concerning changes to the Company’s 2006 Stock Incentive Plan as you have requested. Please find enclosed the changes to the Company’s proposed Amendment No. 3 that are redlined for your convenience. You will also notice that the Company made cosmetic changes to some dates, and updated the status of an offshore offering. If you would prefer that we fax the entire document, please let me know. With your approval, the Company plans to file Amendment No. 3 reflecting these changes on Friday August 10, 2007. The Company will require this time to coordinate with its auditors and board of directors for the proper consents and signatures.

Please contact me at your earliest convenience to discuss acceleration. The Company would like to go effective on Monday, August 13, 2007 at 12:00 pm Eastern Standard Time.

Sincerely,

/s/ Scott Doney
Scott Doney
CANE CLARK LLP